SECURITIES AND EXCHANGE COMMISSION

                                              WASHINGTON, D.C. 20549


                                                    FORM 10-SB

                                  GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                                              SMALL BUSINESS ISSUERS

                                          Under Section 12(b) or 12(g) of
                                        The Securities Exchange Act of 1934



                                          CORPORATE TOURS & TRAVEL, INC.
                                     (Exact name of registrant in its charter)

         Nevada                                                   88-0306099
(State or Other Jurisdiction                  (IRS Employer Identification No.)
of Incorporation or Organization)


8452 Boseck Street, Number 272, Las Vegas, NV                        89128
(Address of principal executive offices)                         (Zip Code)


                                                  (702) 228-4688
                              (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

         Title of each class                Name of Each Exchange on which
         to be so registered               each class is to be registered

                None                                               None


Securities to be registered pursuant to section 12(g) of the Act:

    Common Stock, par value $.001
          (Title of Class)

Item 1.  Description of Business

Background

         Corporate Tours & Travel, Inc., a Nevada corporation (the "Company") was incorporated on September 23, 1993. The Company has no operating history other than organizational matters, and was formed originally to be a travel agency. The Company was unable to secure financing for this project, and the business plan was discontinued.

         The primary activity of the Company currently involves seeking merger or acquisition candidates with whom it can either merge or acquire. The Company has not selected any company for acquisition or merger and does not intend to limit potential acquisition candidates to any particular field or industry, but does retain the right to limit acquisition or merger candidates, if it so chooses, to a particular field or industry. The Company's plans are in the conceptual stage only.

         The executive offices of the Company are located at 8452 Boseck Street, Number 272, Las Vegas Nevada 89128. Its telephone number is (702) 228-4688.

Plan of Operation - General

         The Company's plan is to seek, investigate and, if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of a publicly held corporation. At this time, the Company has no plan, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. No member of Management or promotor of the Company has had any material discussions with any other company with respect to any acquisition of that company. The Company will not restrict its search to any specific business, industry or geographical location, and the Company may participate in a business venture of virtually any kind or nature. The discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

         The Company's potential success is heavily dependent on the Company's management, which will have virtually unlimited discretion in searching for and entering into a business opportunity. None of the officers and directors of the Company has had any experience in the proposed business of the Company.

         Management anticipates that it will only participate in one potential business venture. This lack of diversification should be considered a substantial risk in investing in the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

         The Company may seek a business opportunity with a firm which only recently commenced operations, or a developing company in need of additional funds for expansion into new products or markets, or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and is in the need for additional capital which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve the acquisition or merger with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. The Company may purchase assets and establish wholly owned subsidiaries in various business or purchase existing businesses as subsidiaries.

         The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders, and other factors. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

         As is customary in the industry, the Company may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by the Company's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of the Company, if such person plays a material role in bringing a transaction to the Company.

         As part of any transaction, the acquired company may require that Management or other stockholders of the Company sell all or a portion of their shares to the acquired company, or to the principals of the acquired company. It is anticipated that the sales price of such shares will be lower than the current market price or anticipated market price of the Company's Common Stock. The Company's funds are not expected to be used for purposes of any stock purchase from insiders. The Company shareholders will not be provided the opportunity to approve or consent to such sale. The opportunity to sell all or a portion of their shares in connection with an acquisition may influence management's decision to enter into a specific transaction. However, management believes that since the anticipated sales price will be less than market value, that the potential of a stock sale by management will be a material factor on their decision to enter a specific transaction.

         The above description of potential sales of management stock is not based upon any corporate bylaw, shareholder or board resolution, or contract or agreement. No other payments of cash or property are expected to be received by Management in connection with any acquisition.

         The Company has not formulated any policy regarding the use of consultants or outside advisors, but does not anticipate that it will use the services of such persons.

         The Company has, insufficient capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will offer owners of business opportunities the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. The Company will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity including the costs of preparing post-effective amendments, Forms 8-K, agreements and related reports and documents nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

         The Company does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

Sources of Opportunities

         The  Company  anticipates  that  business  opportunities  for  possible acquisition will be referred by various sources, including its officers and directors, professional advisers, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.

         The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that the Company will engage professional firms specializing in business acquisitions or reorganizations.

         The officers and directors of the Company are currently employed in other positions and will devote only a portion of their time (not more than one hour per week) to the business affairs of the Company, until such time as an acquisition has been determined to be highly favorable, at which time they expect to spend full time in investigating and closing any acquisition for a period of two weeks. In addition, in the face of competing demands for their time, the officers and directors may grant priority to their full-time positions rather than to the Company.

Evaluation of Opportunities

         The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Company (see "Management"). Management intends to concentrate on identifying prospective business opportunities which may be brought to its attention through present associations with management. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operation, if any; prospects for the future; present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services or trades; name identification; and other relevant factors. Officers and directors of each Company will meet personally with management and key personnel of the firm sponsoring the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained.

         It may be anticipated that any opportunity in which the Company participates will present certain risks. Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and the Company's shareholders must, therefore, depend on the ability of management to identify and evaluate such risk. In the case of some of the opportunities available to the Company, it may be anticipated that the promoters thereof have been unable to develop a going concern or that such business is in its development stage in that it has not generated significant revenues from its principal business activities prior to the Company's participation. There is a risk, even after the Company's participation in the activity and the related expenditure of the Company's funds, that the combined enterprises will still be unable to become a going concern or advance beyond the development stage. Many of the opportunities may involve new and untested products, processes, or market strategies which may not succeed. Such risks will be assumed by the Company and, therefore, its shareholders.

         The Company will not restrict its search for any specific kind of business, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is currently impossible to predict the status of any business in which the Company may become engaged, in that such business may need additional capital, may merely desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

Acquisition of Opportunities

         In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, franchise or licensing agreement with another corporation or entity. It may also purchase stock or assets of an existing business. On the consummation of a transaction, it is possible that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's officers and directors may, as part of the terms of the acquisition transaction, resign and be replaced by new officers and directors without a vote of the Company's shareholders.

         It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable Federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified time thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's Common Stock may have a depressive effect on such market. While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so called "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to obtain tax free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, including investors in this offering, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the equity of such shareholders.

         As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check reference of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

         The manner in which each Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity, and the relative negotiating strength of the Company and such other management.

         With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilative effect on the percentage of shares held by the Company's then shareholders, including purchasers in this offering.

         The Company will not have sufficient funds to undertake any significant development, marketing and manufacturing of any products which may be acquired. Accordingly, following the acquisition of any such product, the Company will, in all likelihood, be required to either seek debt or equity financing or obtain funding from third parties, in exchange for which the Company would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that the Company will be able either to obtain additional financing or interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

         It  is  anticipated  that  the   investigation  of  specific   business
opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity the costs therefore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss of the Company of the related costs incurred.

         Management believes that the Company may be able to benefit from the use of "leverage" in the acquisition of a business opportunity. Leveraging a transaction involves the acquisition of a business through incurring significant indebtedness for a large percentage of the purchase price for that business. Through a leveraged transaction, the Company would be required to use less of its available funds for acquiring the business opportunity and, therefore, could commit those funds to the operations of the business opportunity, to acquisition of other business opportunities or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the business opportunity to be acquired. If the business opportunity acquired is not able to generate sufficient revenues to make payments on the debt incurred by the Company to acquire that business opportunity, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that the Company must commit to acquiring a business opportunity, may correspondingly increase the risk of loss to the Company. No assurance can be given as to the terms or the availability of financing for any acquisition by the Company. No assurance can be given as to the terms or the availability of financing for any acquisition by the Company. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates because the investment in the business opportunity held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which the Company may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of the Company. It is not possible at this time to predict the restrictions, if any, which lenders may impose or the impact thereof on the Company.

Competition

         The Company is an insignificant participant among firms which engage in business combinations with, or financing of, development stage enterprises. There are many established management and financial consulting companies and venture capital firms which have significantly greater financial and personnel resources, technical expertise and experience than the Company. In view of the Company's limited financial resources and management availability, the Company will continue to be a significant competitive disadvantage vis-a-vis the Company's competitors.

Regulation and Taxation

         The Investment Company Act of 1940 defines an "investment company" as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading of securities. While the Company does not intend to engage in such activities, the Company could become subject to regulation under the Investment Company Act of 1940 in the event the Company obtains or continues to hold a minority interest in a number of development stage enterprises. The Company could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review the Company's activities from time to time with a view toward reducing the likelihood the Company could be classified as an "investment company."

         The Company intend to structure a merger or acquisition in such manner as to minimize Federal and state tax consequences to the Company and to any target company.

Employees

         The Company's only employees at the present time are its officers and directors, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of the Company. (See "Management").

Item 2.  Management's Discussion and Analysis or Plan of Operation

See "Business" above.

Item 3.  Description of Property

         The Company has the use of a limited amount of office space from Mr. Eslick, a director and officer, at no cost. The Company pays its own charges for long distance telephone calls and other miscellaneous secretarial, photocopying and similar expenses. There is no rental agreement or cost for these services.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 5% of the Company capital stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group. The address of each person is care of the Company.



                                                                                   Percentage
               Name of                           Number of                       of Outstanding
             Stockholder                       Shares Owned                       Common Stock

Lewis M. Eslick                                     300,000                           7.3%
8452 Boseck Street, #272
Las Vegas, NV 89128

Leslie B. Eslick(1)                               1,800,000                           43.9%
8452 Boseck Street, #272
Las Vegas, NV  89128

Andrew W. Berney                                    150,000                           7.3%
4056 Elkridge Drive
Las Vegas, NV  89129

All officers and
directors as a group
(3 persons)                                        2,250,000                         54.9%



(1) Mr.and Mrs. Eslick disclaim beneficial ownership of the shares held by each other.

Item 5.     Directors, Executive Officers, Promoters and Control Persons

            The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows:

Name                                                    Age                     Position

Lewis M. Eslick                                         59                      President/Director
8452 Boseck Street, #272
Las Vegas, NV 89128

Leslie B. Eslick                                        45                      Secretary/Director
8452 Boseck Street, #272
Las Vegas, NV 89128

Andrew W. Berney                                        38                      Treasurer/Director
4056 Elkridge Drive
Las Vegas, NV  89129

         Mr. Lewis M. Eslick has been a Director and President of the issuer since its inception, on September 23, 1993. Since August of 1995, he has been an owner and served as Geschaeftsfuehrer (Managing Director) of Xanon Immobilien und Anlagen Consult GmbH. Under Mr. Eslick's direction, the Company was awarded full 34-C License, which allows every business except banking operations. The company consults with major development companies of the European Economic Community and the United States of America.

         From December 3, 1991 to present, he has been a director and president of Winecup Lands & Cattle Company, Inc.

         Prior to that, Mr. Eslick was Chief Executive Officer of Corporate Tours & Travel, Inc. Under his direction, he developed strategy, Proforma, and the structure to establish a central reservation complex to replace Airline City Ticketing Offices utilizing Electronic Ticket Delivery Networks (ETDN) which led to ticket-less travel.

         From 1986 to 1993, he was Chief Executive Officer of Mirex, Inc. While serving as president of this international consulting firm, he was responsible for several successful negotiations on behalf of Bechtel Engineering and Minerals, including the following:

#1 A twelve berth harbor to accommodate ocean cargo vessels of up to 50,000 DTW at Mawan Harbor, the mouth of the Pearl River.

#2       The Shenzhen Petro-Chemical Refinery, with an operating capacity of
68,000 barrels per day.

#3 Arranged financing for the Mawan Port Facility with the assistance of Triad Enterprises S.A. Banco Arabe de Espanole, secured a Bank Commitment in the amount of $375,000,000.00 USD with very favorable interest rates and set off payments of the principal for the projects.

#4       Industrial Development Revenue Bond negotiated with the State of Nevada on behalf of Mirex, Inc. in the
amount of $12,000,000 USD for special projects.

         From 1983 to 1986, Mr. Eslick conceptualized and delivered to E.F. Hutton, the plan for what is now known as Reservoir Inadequacy Insurance. The methods by which investors are protected against inadequate oil reserves or dry wells. He developed and co-authored with Lloyds of London, the syndication that backed the policies.

         From 1981 to 1983, Mr. Eslick was the project manager for Rosendin Electric, overseeing the complete wiring of the building that tracks the Space Shuttle for Lockheed. For 1979 to 1981, Mr. Eslick served as the Managing Director of Interface Idrocarbuare, Inc. S.A., a corporation with offices in Geneva, Switzerland and Konigswinter, West Germany that actively traded in the international spot oil market.

         From 1954 to 1958 he served in the US Navy as an Aviation Electronics Technician. Mr. Eslick is the spouse of Leslie B. Eslick.

         Ms. Leslie B. Eslick has been shareholder, Director and Secretary of the Company since September 28, 1993. Since August of 1995, she has been an owner and served as Geschaeftsfuehrena (Assistant Managing Director) of Xaxon Immobilien and Anlagen Consult GmbH. Ms. Eslick assisted in obtaining for the company a full 34-C License, which allows every business except banking operations. The company consults with major development companies of the European Economic Community and the United States of America.

         From December 3, 1991, to present, she has been a director and secretary/vice President of Winecup Lands & Cattle Company, Inc. Prior to that, Ms. Eslick was Assistant to the Chairman of Travel Masters where she aided in the development of strategy, Proforma, and the structure to establish a central reservation complex to replace Airline City Ticketing Offices. From 1986 to 1993, she was a Director and Vice-President of Mirex, Inc., where she assisted with several successful negotiations as well as being responsible for accounts payable & receivable for the firm. From 1983 to 1986, Ms. Eslick assisted conceptualized and delivery to E.F. Hutton, the plan for what is now known as Reservoir Inadequacy Insurance. She co-developed and co-authored with Lloyds of London, the syndication that backed the policies. Ms. Eslick served as an Assistant Managing Director of Interface Idrocarbuare, Inc. S.A., a corporation with offices in Geneva, Switzerland and Konigswinter, West Germany that actively traded in the international spot oil market. Ms. Eslick attended the University of California at Berkeley.

         Mr. Andrew W. Berney has been a director and treasurer of the Company since February 3, 1994. Since February, 1996, he has been a Wholesale Account Manager for United Mortgage Guarantee, Las Vegas, Nevada. From December 3, 1991 to present, he has been a director and treasurer of Winecup Lands & Cattle Company, Inc.

         From July, 1995 to September, 1995, he was a Mortgage Loan Officer with United Lending Group, Las
Vegas, Nevada. From December 1994 to June 1995 he was Branch Manager of Equicredit Corporation, Las Vegas,

Nevada, a company engaged in the wholesale mortgage real estate loan business. From July 1993 through November 1994 Mr. Berney was District Manager for Ford Consumer Finance Company, Inc. Las Vegas Nevada. In October 1992 he joined The Moneystore, Las Vegas, Nevada as Branch Manager and resigned in July 1993. From February 1992 through October 1992, he was a loan officer in the direct sales department of Ford Consumer Finance Company, Inc., Laguna Hills, California. From March, 1988 to December, 1991, he was a Senior Executive Branch Manager for Transamerica Financial Services, Inc., Santa Ana, California. From December 1982 through June 1985 he was an assistant branch manager for Associates Financial Services of Arizona, Scottsdale, Arizona.

Item 6.  Executive Compensation

         No compensation is paid or anticipated to be paid by the Company until an acquisition is made.

         On acquisition of a business opportunity, current management may resign and be replaced by persons associated with the business opportunity acquired, particularly if the Company participates in a business opportunity by effecting a reorganization, merger or consolidation. If any member of current management remains after effecting a business opportunity acquisition, that member's time commitment will likely be adjusted based on the nature and method of the acquisition and location of the business which cannot be predicted. Compensation of management will be determined by the new board of directors, and shareholders of the Company will not have the opportunity to vote on or approve such compensation.

         Directors currently receive no compensation for their duties as directors.

Item 7.  Certain Relationships and Related Transactions

         Not Applicable.


Item 8.  Description of Securities

Common Stock

         The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of common stock, $.001 par value per share, of which 4,100,000 shares were outstanding as of December 31, 1997. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.


Preferred Stock

         The Company's Articles of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock, $.001 par value, of which no shares are issued and outstanding. The Company currently has no plans to issue any preferred stock. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of common stock, however, no preferred stock may be issued with rights equal or senior to the preferred stock without the consent of a majority of the holders of preferred stock.

         The Company considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future acquisitions and financings and in meeting corporate needs which may arise.  If
opportunities arise that would make desirable the issuance of preferred stock through either public offering or private placements, the provisions for preferred stock in the Company's Certificate of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. Therefore, it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to the Company's common stock or any other series of preferred stock which the Company may issue. The Board of Directors does not have any specific plan for the issuance of preferred stock at the present time and does not intend to issue any preferred stock, except on terms which it deems to be in the best interest of the Company and its shareholders.

         The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of Nevada law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. While such provisions are intended to enable the Board of Directors to maximize stockholder value, they may have the effect of discouraging takeovers which could be in the best interest of certain stockholders. There is no assurance that such provisions will not have an adverse effect on the market value of the Company's stock in the future.

Shares Eligible for Future Sale

         The outstanding shares of the Company are subject to resale restrictions and, unless registered under the Securities Act of 1933 (the "Act") or exempted under another provision of the Act, will be ineligible for sale in the public market. Sales may be made after two years from their acquisition based upon Rule 144.

         In general, under Rule 144 as currently in effect a person (or persons whose shares are aggregated) who has beneficially owned shares privately acquired or indirectly from the Company or from an Affiliate, for at least two years, or who is an Affiliate, is entitled to sell within any three-month period a number of such shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 60,000 shares) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions, or notice requirements.

         Sales of substantial amounts of the Common Stock of the Company in the public market could adversely affect prevailing market prices.

                                                      PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         (a)      Market Information

         The Company's Common Stock has been listed on the NASD OTC Electronic Bulletin Board sponsored by the National Association of Securities Dealers, Inc. under the symbol CTOR since April 1, 1997. There has been no significant trading market for the Common Stock.

         (b)      Holders

                  As of February 28, 1998, there were 36 holders of Company common stock.

         (c)      Dividends

                  The Company has not paid any dividends on its common stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

Item 2.  Legal Proceedings

         Not applicable.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

          Not applicable.

Item 4.   Recent Sales of Unregistered Securities

          Not applicable.

Item 5.  Indemnification of Directors and Officers

          The Company has adopted provisions in its articles of incorporation and bylaws that limit the liability of its directors and provide for indemnification of its directors and officers to the full extent permitted under the Nevada General Corporation Law. Under the Company's Certificate of Incorporation, and as permitted under the Nevada General Corporation Law, directors are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to the Company or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of Nevada law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve the Company or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or recision.

          At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

                                                     PART F/S


          The following financial statements are included herein:

          Independent Auditor's Report
          Balance Sheets at December 31, 1997, 1996 and 1995 Statement of Operations for the three years ended December 31, 1997 Statement of Stockholders' Equity Statement of Cash Flows for the three years ended December 31, 1997 Notes to Financial Statements

                                                     PART III

Item 1. Index to Exhibits.

          The following exhibits required by Part III of Form 1-A are filed herewith:

    Exhibit No.            Document Description

        2.                 Charter and Bylaws

                           2.1.     Articles of Incorporation(1)
                           2.2      Amendment to Articles of Incorporation(1)
                           2.3      Bylaws(1)

        3.                 Instruments Defining the rights of security holders

                           Not Applicable.

        5.                 Voting Trust Agreement

                           Not Applicable.

        6.                 Material Contracts

                           Not Applicable.

        7.                 Material Foreign Patents

                           Not Applicable

(1)      Filed herewith

Item 2. Description of Exhibits.

   See Item 1.

                                                    SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:    April 17, 1998                    CORPORATE TOURS & TRAVEL, INC.



                                            By:/s/ Lewis M. Eslick
                                            Lewis M. Eslick
                                            President

                                              Barry L. Friedman, P.C.
                                            Certified Public Accountant


1582 Tulita Drive                                          Office (702) 361-8414
Las Vegas, Nevada 89123                                   Fax No. (702) 896-0278


                                           INDEPENDENT AUDITORS' REPORT

Board of Directors                                              January 21, 1998
Corporate Tours & Travel, Inc.
Las Vegas, Nevada


         I have audited the accompanying Balance Sheets of Corporate Tours & Travel, Inc. (A Development Stage Company), as of December 31, 1997, December 31, 1996, and December 31, 1995, and the related statements of operations, stockholders' equity and cash flows for the three years ended December 31, 1997, December 31, 1996 and December 31, 1995. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporate Tours & Travel, Inc., (A Development Stage Company), as of December 31, 1997, December 31, 1996, and December 31, 1995, and the results of its operations and cash flows for the three years ended December 31, 1997, December 31, 1996, and December 31, 1995, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Barry L. Friedman
Certified Public Accountant





                                                   BALANCE SHEET

                                                      ASSETS

                                                                                December 31,
                                                           ---------------------------------
                                                                 1997               1996              1995
                                                           ----------------   ----------------   ---------

CURRENT ASSETS:                                            $              0   $              0   $             0
                                                           ----------------   ----------------   ---------------

        TOTAL CURRENT ASSETS                               $              0   $              0   $             0
                                                           ----------------   ----------------   ---------------

OTHER ASSETS:                                              $              0   $              0   $             0
                                                           ----------------   ----------------   ---------------

        TOTAL OTHER ASSETS                                 $              0   $              0   $             0
                                                           ----------------   ----------------   ---------------

        TOTAL ASSETS                                       $              0   $              0   $             0






















See accompanying notes to financial statements and audit report.




                                                   BALANCE SHEET

                                       LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                December 31,
                                                           ---------------------------------
                                                                 1997               1996              1995
                                                           ----------------   ----------------   ---------

CURRENT LIABILITIES:
   Accounts Payable                                        $            900   $              0   $             0
                                                           ----------------   ----------------   ---------------

     TOTAL CURRENT LIABILITIES                             $            900   $              0   $             0
                                                           ----------------   ----------------   ---------------

STOCKHOLDERS' EQUITY: (Note 1)

        Common stock, $.001 par value
        authorized 50,000,000 shares
        issued and outstanding at
        December 31, 1995-4, 100,000 shs                                                         $      4,100
        December 31, 1996-4, 100,000 shs                                      $          4,100
        December 31, 1997-4, 100,000 shs                   $          4,100


        Additional paid in Capital                                        0                  0                 0

        Accumulated loss                                             -5,000             -4,100            -4,100

     TOTAL STOCKHOLDERS' EQUITY                            $           -900   $              0   $             0
                                                           ----------------   ----------------   ---------------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                       $              0   $              0   $             0








See accompanying notes to financial statements and audit report.



                                              STATEMENT OF OPERATIONS

                                               Year              Year               Year         Sep.23,1993
                                               Ended             Ended              Ended          (inception)
                                             Dec. 31,          Dec. 31,           Dec. 31,          Dec. 31,
                                               1997              1996               1995              1997

REVENUE:                                 $             0   $              0   $              0   $             0
                                         ---------------   ----------------   ----------------   ---------------

EXPENSES:
     General, Selling and
     Administrative                      $           900   $              0   $              0   $         5,000
                                         ---------------   ----------------   ----------------   ---------------

        Total Expenses                   $           900   $              0   $              0   $         5,000
                                         ---------------   ----------------   ----------------   ---------------
Net Profit/Loss (-)                      $          -900   $              0   $              0   $        -5,000

Net Profit/Loss (-)
per weighted share
(Note 1) $                               -  .0002      $      .0000       $      .0000       $    -.0012

Weighted average
shares outstanding                               4,100,000         4,100,000          4,100,000         4,100,000















See accompanying note to financial statements and audit report.



                                   STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                 Additional          Accumu-
                                                    Common Stock              Paid-in                 lated
                                              Shares            Amount             capital           Deficit

Balance,
December 31, 1994                                4,100,000 $          4,100   $              0   $        -4,100

Net loss year ended
December 31, 1995                                                                                              0
                                         ---------------   ----------------   ----------------   ---------------

Balance,
December 31, 1995                                4,100,000 $          4,100   $              0   $        -4,100

Net loss year ended
December 31, 1996                                                                                              0
                                         ---------------   ----------------   ----------------   ---------------

Balance,
December 31, 1996                                4,100,000 $          4,100   $              0   $        -4,100

Net loss year ended
December 31, 1997                                                                                           -900

Balance,
December 31, 1997                                4,100,000 $          4,100   $              0   $        -5,000














See accompanying notes to financial statements and audit report.


                                              STATEMENT OF CASH FLOWS

                                                 Year              Year             Year            Sep.23,1993
                                                 Ended             Ended           Ended           (inception)
                                                 Dec. 31,       Dec. 31,            Dec. 31,     Dec. 31,
                                                 1997              1996             1995            1997
Cash Flows from
Operating Activities:
     Net Loss                            $       -900      $              0   $              0   $   -5,000
     Adjustment to
     reconcile net loss
     to net cash
     provided by operating
     activities                                  0                        0                  0                 0

Changes in assets and
liabilities:
     Increase in current
     liabilities:
     Accounts Payable                            +900                     0                  0              +900
                                         ------------      ----------------   ----------------   ---------------

Net cash used in
operating activities                     $       0         $              0   $              0   $        -4,100

Cash Flows from
investing activities                             0                        0                  0                 0

Cash Flows from
Financing Activities:
     Issuance of common
     stock                                                 0                  0              0            +4,100
                                         -------------------       ------------       --------   ---------------

Net increase (decrease)
in cash $                                0       $                0       $          0       $         0

Cash, beginning of
period                                                     0                  0                   0                0
                                         ----------------------    ------------       -------------     ------------

Cash, end of period                      $       0         $              0   $              0   $             0

See accompanying notes to financial statements and audit report.

                                           NOTES TO FINANCIAL STATEMENTS

December 31, 1997, December 31, 1996, and December 31, 1995

NOTE 1 -  HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized September 23, 1993, under the laws of the State of Nevada, as Corporate Tours & Travel, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

     On September 27, 1993, the Company issued 4,100,000 shares of its no par value common stock for services of $4,100.

     On September 7, 1996, the Company restated its Articles of Incorporation. The Company increased its capitalization from 5,000,000 common shares, par value $0.001 each to 50,000,000 common shares, par value $.001 each. Also, the Company approved the authority to issue 10,000,000 shares of preferred shares, par value $0.001.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting policies and procedures have not been determined except as follows:

     1.  The Company uses the accrual method of accounting.

     2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

     3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.


                                       NOTES TO FINANCIAL STATEMENTS (CON'T)

December 31, 1997, December 31, 1996, and December 31, 1995

NOTE 4 - WARRANTS AND OPTION

     There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 5 - RELATED PARTY TRANSACTION

     The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.